Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Facsimile: 212-422-4726

03 AUG 28 AM 7:21

Ellen S. Friedenberg
E-mail: frieden@hugheshubbard.com
212-837-6465

August 26, 2003

FEDERAL EXPRESS


03029579

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Stop 3-2
Washington, DC 20549

SUPPL

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

ESF:bam

Enclosure

dlw 8/28

03 AUG 28 AM 7:21

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan

August 26, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: 
Ryuzo Kodama
Director, General Manager of
Finance and Accounting Department

Enclosure

File Number: 82-34668

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Annual Securities Report, dated June 25, 2003, for the 92nd fiscal period commencing April 1, 2002 and ending March 31, 2003 (Brief description of which is set forth in Exhibit B)

2. Extraordinary Report, dated July 10, 2003, with respect to the change of the representative director of the Company (Brief description of which is set forth in Exhibit B)

3. Report, dated July 10, 2003, on the status of the acquisition of its own shares by the Company for the period from June 25, 2003 through June 30, 2003 (Brief description of which is set forth in Exhibit B)

4. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

   a. Document titled "Fiscal Year-End Change Related Adjustment Measures for the Series No. 6 Unsecured Convertible Bonds" dated June 25, 2003 (English translation as Attachment 1)

   b. Document titled "Notice Concerning Repurchase of Company's Own Shares through ToSTNeT-2" dated June 25, 2003 (English translation as Attachment 2)

   c. Document titled "Notice Concerning the Results of Acquisition of Company's Own Shares through ToSTNeT-2" dated June 26, 2003 (English translation as Attachment 3)

   d. Document titled "Notice of Change to Representative Director" dated July 1, 2003 (English translation as Attachment 4)

5. Press releases

   a. Press release titled "Report Concerning Failure to Perform Early Post-Marketing Phase Vigilance (EPPV) for Mycophnolate Mofetil (CellCept® capsules 250)" dated May 22, 2003 (English translation as Attachment 5)

b. Press release titled "Capecitabine (Xeloda® 300 mg tablet) Attain the NHI Drug Price Listing" dated June 6, 2003 (English translation as Attachment 6)

c. Press release titled "Acquisition of "Hybrid Cars"" dated June 9, 2003 (English translation as Attachment 7)

d. Press release titled "NHI Drug Price Listing and Product Launch of Cephem-Type Antibiotic Ceftriaxone Sodium (Product Name: Rocephin® Intravenous 1g Bag)" dated June 13, 2003 (English translation as Attachment 8)

6. Annual business report for the 92nd fiscal period commencing April 1, 2002 and ending March 31, 2003 (Brief description of which is set forth in Exhibit B)

7. Convocation notice, dated June 6, 2003, of the 92nd ordinary general meeting of shareholders (including balance sheet, profit and loss statement, business report and proposal for appropriation of retained earnings), reference materials for exercise of voting rights (Summary English translation as Attachment 9)

8. Notice of Resolution of the 92nd Ordinary General Meeting of Shareholders, including dividend information, dated June 25, 2003 (Summary English translation as Attachment 10)

9. Public notice to the holders of the Series 6 Unsecured Convertible Bonds issued by the Company, dated June 26, 2003 (English translation as Attachment 11)

10. Management summary of quarterly business results for first quarter of the fiscal year 2003 (English translation as Attachment 12)

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Annual Securities Report (including audited financial statements), dated June 25, 2003, for the 92nd fiscal period commencing April 1, 2002 and ending March 31, 2003

   Under the Securities and Exchange Law of Japan (the "Securities Law"), the Company, which has its common stock listed on the First Section of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, and the Fukuoka Stock Exchange (collectively, the "Stock Exchanges"), is required to file with the Kanto Local Financial Bureau an Annual Securities Report within three months following the end of each fiscal year, i.e., March 31. An Annual Securities Report filed by the Company is made public at the Kanto Local Financial Bureau, the Stock Exchanges and the head office and major branch offices of the Company pursuant to the Securities Law.

   The information contained in the above-referenced Annual Securities Report for the 92nd fiscal period includes, *inter alia*, an outline of the Company, its business conditions, capital investment, such as major shareholders, dividend policy, development of its stock price and management for the fiscal year ended March 31, 2003. The audited financial statements (both consolidated and non-consolidated) for the fiscal year ended March 31, 2003 are also included in the report.

2. Extraordinary Report, dated July 10, 2003, with respect to the change of the representative director of the Company

   Under the Securities Law, the Company is required to file with the Kanto Local Financial Bureau an Extraordinary Report promptly after the occurrence of certain events. Such events include public offering or secondary distribution of equity securities of the Company outside Japan, resolution of issuance of equity securities of the Company not through public offering, change in the Company's organizational structure or its major shareholders, occurrence of material disasters or litigation materially affecting the financial condition of the Company, execution of agreements for stock swap, stock transfer, merger and acquisition or disposition of a business materially affecting the financial condition of the Company, change of representative directors, filing of certain insolvency procedures by the Company and any other events materially affecting the financial condition or operational results of the Company. An Extraordinary Report filed by the Company is made public at the Kanto Local Financial Bureau, the Stock Exchanges and the head office and major branch offices of the Company pursuant to the Securities Law.

   The above-referenced Extraordinary Report sets forth that Mr. Wataru Ogawa resigned as representative director and Deputy President of the Company as of July 10,

2003, as Mr. Ogawa will assume the office of representative director of Roche Diagnostics K.K. as of July 11, 2003.

3. Report, dated July 10, 2003, on the status of the purchase of its own shares by the Company for the period from June 25, 2003 through June 30, 2003

Under the Commercial Code of Japan, a company can, upon the authorization at its annual general meeting of shareholders, repurchase its own shares up to the number authorized by said annual general meeting of shareholders within the aggregate purchase price not exceeding the amount of the profit available for dividend. In light of the foregoing, the Securities Law requires a listed company which has been authorized to purchase its own shares by its annual general meeting of shareholders to submit with the competent local financial bureau a monthly report (the "Share Purchase Report") on the status of the purchase of its own shares by no later than the 15th day of the following month. A Share Purchase Report filed by a company is made public at the competent local financial bureau, the stock exchanges on which the shares of the company are listed and the head office and major branch offices of the company pursuant to the Securities Law.

The Company filed the Share Purchase Report for June, because at the annual general meeting of shareholders of the Company held on June 25, 2003, it was approved that the Company purchase 5,000,000 shares (which constitute 0.90% of the total issued shares of the Company as of June 25, 2003) in fiscal year 2003.

The matters set forth in the Share Purchase Report are (i) the status of the purchase under the resolution of the annual general meeting of shareholders, such as the number of shares authorized for purchase and the number of shares actually purchased in the relevant month, (ii) the status of the disposition of the shares purchased by the Company, and (iii) the status of the shares held by the Company in treasury, i.e., the number of the treasury shares and the percentage of the number of treasury shares to that of the total issued shares.

4. Annual business report (including summary annual financial statements) for the 92nd fiscal period commencing April 1, 2002 and ending March 31, 2003

An annual business report is not required to be prepared, made public or distributed to shareholders under Japanese laws. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors each year.

Set forth in the above-referenced annual business report is a message from the President of the Company, an outline of the business conditions and shareholding of the Company, and a brief summary of financial statements. The information contained in this report which is material to an investment decision, including financial information, is also contained in the brief announcements of annual financial statements (both consolidated and non-consolidated) for the fiscal year ended March 31, 2003, the English translations of which have previously been submitted.

Translation

June 25, 2003

Name of listed company:
Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries: Shizuo Kagoshima, General Manager,
Corporate Communications Dept.
Telephone: 03-3273-0881

Fiscal Year-End Change Related Adjustment Measures for the Series No.6 Unsecured Convertible Bonds

At the 92nd Annual General Meeting of Shareholders held on June 25, 2003, Chugai Pharmaceutical Co., Ltd., resolved to change the Company's fiscal year-end from March 31 to December 31.

Although March 31 and September 30 will remain the redemption dates for outstanding Series No. 6 Unsecured Convertible Bonds, due to the change in the fiscal year-end, the date on which dividends begin to accrue for shares issued upon conversion on or after January 1, 2004, will be the first day of January or July.

Adjustment measures will be carried out according to the period during which the conversion requests are submitted:

1. Adjustment Measures

Period during which conversion requests are submitted	Adjustment measures
From January 1 through March 31 *or* From July 1 through September 30	If conversion requests are submitted in the period from January 1 through March 31, neither interest accrued from convertible bonds nor stock dividends will be paid for the preceding three-month period from October 1 through December 31. As a result, adjustment payments in the amount equivalent to the interest accrued from the convertible bonds for that period will be made. The same adjustment will be made for conversion requests submitted between July 1 and September 30.
From April 1 through June 30 *or* From October 1 through December 31	Although a limited time span will arise to make dual payments on both interest accrued from convertible bonds and stock dividends, there will not be a reduction adjustment.

Note: As no interim dividends will be paid for the fiscal term beginning April 1, 2003, if conversion requests are submitted in the period from April 1 through December 31, 2003, the first day on which dividends begin to accrue for shares converted from bonds will be April 1, 2003.

2. Periods of Application and Adjustment Amounts

Application period: From January 1, 2004, through September 29, 2008, which is the last day on which conversion requests may be submitted.

Adjustment amounts

Periods during which conversion requests are submitted	Adjustment amounts (for par value of ¥1 million)
2004:	
January 1 through March 31	¥2,640
July 1 through September 30	¥2,611
2005 through 2007:	
January 1 through March 31	¥2,654
July 1 through September 30	¥2,611
2008:	
January 1 through March 31	¥2,640
July 1 through September 29	¥2,611

*The figures above are based on per-diem calculations.

3. Method of Payment for Adjusted Amounts

1. In cases where the period of the conversion request coincides with that of the adjustment payment, please contact the agency in charge of conversion requests (name appears on the back of the corporate bond), fill out all necessary forms and submit them along with the conversion request form and the corporate bond.

2. On a later date, money will be transferred from the transfer agent (UFJ Trust Bank Ltd.) to the account designated by the payee.

Inquiries
Transfer Agent
Stock Transfer Processing Center

UFJ Trust Bank Limited
Corporate Agency Department
7-10-11, Higashi-Suna, Koutou-ku,
Tokyo 137-8081, Japan
Phone: +81-3-5683-5111

Attachment 2

[TRANSLATION]

June 25, 2003

Name of listed company:

Chugai Pharmaceutical Co., Ltd.

Code number: 4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)

Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo

Representative: Osamu Nagayama, President & CEO

Inquiries to: Shizuo Kagoshima, General Manager, Corporate Communications Dept.

Tel: 03-3273-0881

Notice Concerning Repurchase of Company's Own Shares through ToSTNeT-2

Chugai Pharmaceutical Co., Ltd.(Chugai) has determined the following specific method of repurchasing its own shares as prescribed in Article 210 of the Commercial Code, and are informing you herewith.

1. Method of Acquisition

Chugai will order the purchase of common shares of the Company for the closing price of ¥1,363 on the First Section of the Tokyo Stock Exchange today (June 25, 2003), over ToSTNeT-2 (closing price transaction) of the Tokyo Stock Exchange at 8:45 a.m. on Jun 26, 2003 (but will not make any other changes to the system of trading or the time). This purchase order shall be an order made only for this trading time.

2. Substance of Acquisition

(1) Class of shares to be acquired: common shares of our company

(2) Total number of shares to be acquired: 1,500,000 shares

Note 1. No change will be made to the quantity of said shares, but depending on market trends and other conditions, some or all of the purchase may not be made.

Note 2. The purchase will be made with sell orders corresponding to the number of shares to be acquired.

3. Announcement of Results of Acquisition

The results of the acquisition will be announced after the transaction time of 8:45 a.m. on June 26, 2003.

Reference:

Resolution at the 92nd ordinary general meeting of shareholders held on June 25, 2003

1. Class of shares to be acquired : common shares of our company
2. Number of shares to be acquired : a maximum of 5,000,000 shares
3. Total amount of acquisition price of the shares : a maximum of ¥7,000,000,000

Progress as of Jun 25, 2003 :

Total number of shares acquired : 0 shares

Total acquisition price: ¥0

Attachment 3

[TRANSLATION]

June 26, 2003

Name of listed company:	
	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama
	President & CEO
Inquiries to:	Shizuo Kagoshima, General Manager,
	Corporate Communications Dept.
Tel:	03-3273-0881

Notice Concerning the Results of Acquisition of the Company's Own Shares through ToSTNeT-2

As notified on June 25, 2003, Chugai Pharmaceutical Co., Ltd. acquired the following treasury shares of the Company, and is informing you herewith.

1. Class of shares to be acquired:	Common shares of our company
2. Total number of shares to be acquired:	1,500,000 shares
3. Acquisition price:	¥1,363
4. Acquisition date:	June 26, 2003
5. Method of acquisition:	Purchase through ToSTNeT-2 of the Tokyo Stock Exchange (closing price transaction)

Reference:

Resolution at the 92nd ordinary general meeting of shareholders held on June 25, 2003

1. Class of shares to be acquired :	common shares of our company
2. Number of shares to be acquired :	a maximum of 5,000,000 shares
3. Total amount of acquisition price of the shares :	a maximum of ¥7,000,000,000

Progress as of Jun 26, 2003 :

Total number of shares acquired :	1,500,000 shares
Total acquisition price:	¥2,044,500,000

Translation

July 1, 2003

Name of listed company:	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama, President & CEO
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:	03-3273-0881

NOTICE OF CHANGE TO REPRESENTATIVE DIRECTOR

As of July 10, 2003, Wataru Ogawa will resign from his position as Representative Director and Deputy President of Chugai Pharmaceutical Co., Ltd.(Chugai).

1. Background

Mr. Ogawa will join Roche Diagnostics K.K., on July 11, 2003, as Representative Director, to assume President and CEO of Roche Diagnostics K.K., effective on September 1, 2003.

Mr. Ogawa served as President and CEO of the former Nippon Roche K.K. from January 1, 2000, until Chugai merged with Nippon Roche under the strategic alliance with the Roche group and Chugai on October 10, 2002, when he became the Representative Director and Deputy President of Chugai.

2. New representative director and career summary

Mr. Ogawa will continue to be the Member of the Board of Chugai until the termination of his term, which will be at the next Annual General Shareholders Meeting scheduled on March 2004. There will be no replacement for the position of Representative Director and Deputy President at the time of Mr. Ogawa's resignation.


A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp


CHUGAI

Translation

Report Concerning Failure to Perform Early Post-Marketing Phase Vigilance (EPPV) for Mycophnolate Mofetil (CellCept ® capsules 250)

Chugai Pharmaceutical Co., Ltd., ("Chugai"), has revealed that it failed to carry out the Early Post-Marketing Phase Vigilance (EPPV) for the Mycophnolate Mofetil agent. This immunosuppressive agent is manufactured, imported, and sold by Chugai, which, in January 2003, received approval for the additional indication of rejection of heart, liver, and lung transplantations.

On May 1, having received notification of the failure from the Ministry of Health, Labour, and Welfare (MHLW), Chugai carried out an immediate review of its post-marketing surveillance (PMS) management division's organization and implementation system.

Chugai presented the following policies to the MHLW, which it enacted to ensure no recurrence of the management and inspection system problems, which arose in the Post-Marketing Surveillance Management Division and other related departments, and led to the above-mentioned failure.
In addition, Chugai takes very seriously the instruction and guidance of the MHLW, and will make a concerted Company-wide effort to implement new policies throughout the Group.

1. Review and strengthen post marketing surveillance management system

(1) Establish PMS Vigilance Group

(2) Establish Post-Marketing Surveillance Committee (tentative name)

(3) Revise Standard Operating Procedure for post-marketing surveillance

2. Review of educational instruction and programs in the Post-Marketing Surveillance Management Division

(1) Verification of present case

(2) Re-education regarding laws relevant to the Chugai business

(3) Review the nature of continued post-marketing surveillance training

3. Top-to-bottom implementation of measures to strengthen post-marketing drug safety policies

On May 6, Chugai began the EPPV for the Mycophnolate Mofetil agent. Over the next six months, the Company will make every effort to achieve all of the EPPV goals by promoting the appropriate use of the drug and collecting information on adverse drug reactions and enforcing safety measures.



CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL: +81-(0)3-3273-0881
FAX: +81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp



Translation

Capecitabine (Xeloda® 300mg tablet)
Attain the NHI Drug Price Listing

Tokyo--June 6. 2003--Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that it has attained the National Health Insurance (NHI) drug price listing for "capecitabine", an oral consumption form fluoropyrimidine carbamate (product name: Xeloda® 300mg tablet). The price for an individual tablet is fixed at 398.20 yen, which is covered by the Premium Usefulness Level II.

Capecitabine was developed and filed to the Japanese Authorities by former Nippon Roche, and after their 2002 strategic alliance with Chugai, Chugai attained its production approval on April 16, 2002. Xeloda® is planned to be launched on June 24, 2003 for the treatment of inoperable or recurrent breast cancer.

One of the principal objectives when developing capecitabine was to design a molecule that generates 5-FU preferentially in tumor tissues. Preferential activation of capecitabine at a tumor site results in higher inner tumor concentrations of 5-FU, thereby avoiding extensive exposure and potentially improving tolerability while maintaining high anti-tumor activity. Capecitabine has been developed by former Nippon Roche at its Kamakura Research Center in 1993.

Capecitabine is absorbed into the gastrointestinal tract in its original form after being orally consumed. In the first step, capecitabine is hydrolyzed by Carboxylesterase in the liver into 5'-deoxy-5-fluorocytidine ("5'-DFCR"). Cytidine Deaminase, an enzyme highly active in the liver and/or tumor tissue, subsequently converts the 5'-DFCR to Deoxy Fluorouridine ("5'-DFUR"). This compound, Deoxy Fluorouridine, is finally hydrolyzed to its final active form "5-FU" by Thymidine Phosphorylase(TP). Although expressed throughout the human body, TP is highly active in tumor tissue, which results in the 'selective' production of high concentrations of the 5-FU compound in tumor tissue. In other words, the 5-FU compound can be expected to have a high curative effect due to its 'selective' production characteristics.

In the overseas arena, capecitabine has already been approved in the United States in 1998, and is recognized in both the United States and Europe as the standard curative medicine for metastatic breast and colorectal cancers.

During the Phase II trail, capecitabine monotherapy showed 20.0% response rate in Docetaxel pretreated advanced/metastatic breast cancer. The most frequent side effects seen in patients in clinical trials were hand-foot syndrome (50.7 %), hypocythemia (37.4%), leukopenia (33.0%), and hypolymphemia (31.1%). An overall 92.1% of 203 patients reported as having these side effects.

Chugai places high importance on oncology as one of its strategic therapeutic domains. By adding Xeloda® into Chugai's main portfolios such as Furtulon® (drug for caner of colon, breast or stomach), Herceptin®, (drug for metastatic breast cancer), Rituxan® (drug for indolent non-Hodgkin's lymphoma), Neutrogin®(drug for Neutropenia), and Kytril ® (drug for chemotherapy-and radiation therapy-induced nausea and vomiting), the Company continuously strives to strengthen this therapeutic domain.

 A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp


CHUGAI

Translation

Acquisition Of "Hybrid Cars"

Tokyo--June 9. 2003--Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] has completed the acquisition of 11 new "hybrid cars" as a step to fulfill its commitment to the protection of the environment. These cars were acquired for the conducting of sales activities.

Today's environment is plagued by numerous forms of pollution. Global warming has turned particular attention to desertification and the increase of health hazards due to the proliferation of environmental toxins. In order to deal with these particular problems, concerted global efforts have been made to establish rules for administering the Kyoto Protocol.

Chugai Pharmaceutical Company has stated in the Core Values segment of its mission statement that, "We care about the global environment." This is the company's basic position towards environmental conservation. Under the "Protection of the Global Environment" topic of the Chugai BCG (Basic Conduct Guideline), a guideline for specific company conduct, it has been stated that, "We will do our best to protect the environment by conducting all our business activities in accordance with the Chugai Environmental Charter." With this in mind, each and every individual Chugai employee is encouraged to act aggressively and with initiative.

Excluding the Sapporo and Sendai branch offices, all eleven branch offices will use the cars for sales activities by the medical representatives upon delivery. The cars planned for delivery are the "Civic Hybrid" models manufactured by Honda Motor Company. They are known as the "ultra low volume exhaust" vehicles thanks to its surpassing of the minimum requirements placed by the Ministry of Land, Infrastructure and Transport during their certification.


Roche

A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp


CHUGAI

Translation

NHI Drug Price Listing And Product Launch Of Cephem-Type Antibiotic Ceftriaxone Sodium (Product Name: Rocephin® Intravenous 1g Bag)

Tokyo--June 13. 2003--Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that it has attained the National Health Insurance (NHI) drug price listing for "Rocephin® Intravenous 1g Bag", an intravenous form Cephem-type antibiotic ceftriaxone sodium. In addition, the product launch for Rocephin® will also be commenced today. The price for the Rocephin® bag is fixed at 1,746.00 yen.

Rocephin® was developed and filed to the Japanese Authorities by former Nippon Roche, and after their 2002 strategic alliance with Chugai, Chugai attained its production approval in March of 2003.

The need to promote the "correct use" of antibiotics arose after the emergence of MRSA (methicillin-resistant *Staphylococcus aureus*), a problem that resulted from the misuse of antibiotics in the treatment of communicable diseases. Despite these difficult circumstances, Rocephin® has been recognized for its excellent antibacterial and tissue distribution properties against such maladies as penicillin-resistant *Streptococcus pneumoniae* and drug-resistant *Haemophilus influenzae*. As a result, Rocephin® has been recommended to patients who suffer from community-acquired pneumonia*, acute otitis media, meningitis, and pyelonephritis not only in the Japanese guidelines for treating communicable diseases, but also in Europe and the United States. Being the sole Cephem-type antibiotic requiring only one dose a day, Rocephin® has been praised abroad for its convenience and cost-effectiveness.

From the standpoint of sterility, ease of use and disposability, the demand for injectable bag form antibiotics has been steadily increasing in the medical working environment. In addition to the convenience of requiring only one dosage a day, Rocephin® will offer a wider choice of dosage forms to existing consumers. Research and development of the bag form of Rocephin® has been carried out with the thought of the satisfaction that these advantages will

bring to consumers.

The field of communicable disease treatment is of the areas in which Chugai places a major emphasis. The international recommendations for treating numerous infectious maladies, the convenient requirement of a single daily dosage, and the many added values of its bag form are all evidences to the contributions Rocephin® will make in the treatment of bacterial infections.

*Community-acquired pneumonia: A type of pneumonia which is mainly caused by the *S. pneumoniae* and/or *H. influenzae*, excluding the likes of which are contracted by patients in hospitals. The term "community-acquired pneumonia" is used commonly in the area of respiratory tract infections.


CHUGAI
A member of the Roche group

Chugai Pharmaceutical Co., Ltd.

[**Translation**: Please note that the following purports to be an accurate translation from the original 2003 Notice of Convocation of Chugai Pharmaceutical Co., Ltd. prepared for the convenience of shareholders outside Japan with voting rights. However, in the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please be advised that certain expressions for domestic voting procedures that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion.]

June 6, 2003

To the Shareholders:

NOTICE OF CONVOCATION OF THE 92nd ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 92nd Annual General Meeting of Shareholders of Chugai Pharmaceutical Co., Ltd.(the "Company"). The meeting will be held as described below. In the event you are unable to attend the aforesaid meeting, please take necessary steps to exercise your voting rights upon the following matters to be resolved that can be reviewed in the attached "Reference Material Concerning Exercise of Voting Rights".

Yours very truly,

Osamu Nagayama
President & CEO
CHUGAI PHARMACEUTICAL CO., LTD. (the "Company")
1-9, Kyobashi 2-chome, Chuo-ku, Tokyo

PARTICULARS

1. **Date and Time of the Meeting:** 10:00 a.m. on June 25, 2003 (Wednesday)
2. **Place of the Meeting:** Head Office of the Company, 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo (Please note that the place is changed from last year.)
3. **Purpose of the Meeting:**
   Matters for Reporting:

   The Business Report for the 92nd Business Term (April 1, 2002 to March 31, 2003), the Balance Sheet as of March 31, 2003 and the Income Statement for aforesaid Business Term.

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the 92nd Business Term.
Second Item of Business:	Partial Amendments to the Articles of Incorporation: The substance of this item is contained in the "Reference Document Concerning Exercise of Voting Rights" below (from Page 3 to 7 in the English translation).
Third Item of Business:	Purchase of its own shares The substance of this item is contained in the "Reference Document Concerning Exercise of Voting Rights" below (from Page 7 to 8 in the English translation).
Fourth Item of Business:	Issuance of stock acquisition rights as stock option: The substance of this item is contained in the "Reference Document Concerning Exercise of Voting Rights" below (from Page 8 to 10 in the English translation).
Fifth Item of Business:	Election of Two (2) Directors.
Sixth Item of Business:	Election of One (1) Corporate Auditor.
Seventh Item of Business:	Granting of Retirement Gratuities to a Retiring Director and a Retiring Corporate Auditor.

- End -

[Translation]

REFERENCE DOCUMENT CONCERNING THE EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all shareholders:

5,501,427

2. Items of Business and Matters for Reference:

First Item of Business: **Approval of the Proposed Appropriation of Retained Earnings for the 92nd Business Term**

The proposal for appropriation of retained earnings is as stated (in the Attachment on page 14 of this English translation).

The Company's basic policy of appropriation of retained earnings is that, while maintaining the basic policy of paying dividends in correlation with business results, the Company strives to reinforce its financial structure and maintain and improve a stable distribution of dividends for business development in the future.

For the term under review, as the Company has reported in the business outline of the business report, due to expenses concerning merger with Nippon Roche K.K., and the corporation taxes on capital gains which were deemed to have accrued in connection with the spin-off of Gen-Probe Incorporated, which had been a subsidiary in the United States, the Company incurred net losses in the amount of ¥21,521 million. However, since the subject net losses are temporary and limited to the term under review, with respect to dividends payable for the term under review, the Company would like to reverse a part of its voluntary reserves and propose ¥8 per share in order to maintain the stable distribution of dividends to its shareholders. Since the Company paid interim dividends in the amount of ¥8 per share on December 10, 2002, the annual dividends for the term will result in ¥16 per share.

Second Item of Business: **Partial Amendment to the Articles of Incorporation**

The Company would like to make a partial amendment to the Articles of Incorporation, as described below:

1. The reasons for and intent of the amendment

(1) Change of the total number of shares authorized to be issued by the Company as a result of the retirement of treasury shares

The Company retired 194,950 shares of its common shares on July 31, 2002 pursuant to a resolution of the Board of Directors under Article 212 of the Commercial Code. As a result of this retirement, the total number of shares authorized to be issued by the Company has been reduced by 194,950 shares and therefore Article 5 (Total Number of Shares Authorized to be Issued) of the current Article of Incorporation shall be amended.

(2) Change of Closing of Accounts

As a result of the change of the date of the Company's closing of accounts from each March 31 to each December 31, necessary amendments shall be made to Articles 10, 11, 27, 29 and 30 of the current Articles of Incorporation.

In addition, as an interim measure as a result of such change of the date of the closing of accounts, supplementary provisions shall be established.

(3) Amendment to Provisions concerning Directors with Specific Titles

Necessary amendment shall be made to Article 19 of the current Articles of Incorporation in order to abolish Deputy Presidents, Senior Managing Directors, Managing Directors and Counselors among the Directors with specific titles of the Company.

(4) Amendment brought by the enactment of the "Law regarding Amendments to the Commercial Code and to the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies (*Kabushiki-Kaisha*) (Law No. 149, 2001)"

As a result of the change of the term of office of Statutory Auditors to "the close of the ordinary general meeting of Shareholders relating to the closing of the accounts lastly held within four (4) years after their assumption of office" pursuant to the "Law regarding Amendments to the Commercial Code and to the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies (*Kabushiki-Kaisha*) (Law No. 149, 2001) which took effect on May 1, 2002, necessary amendment shall be made to Article 22 of the current Articles of Incorporation.

(5) Amendments brought by the enactment of the "Law regarding Partial Amendments to the Commercial Code, etc. (Law No.44, 2002)"

As a result of the new establishment of additional purchase system of shares constituting less than one unit and the share certificate cancellation system pursuant to the "Law regarding Amendments to the Commercial Code, etc. (Law No. 44, 2002) which took effect on April 1, 2003, provisions concerning additional purchase of shares constituting less than one unit shall be established, necessary amendments shall be made to Articles 8 and 9 and the numbers of the Articles shall be put in order in accordance with such amendments.

2. Proposed amendment

The proposed amendment is as follows:

(The amended words are underlined.)

Current Articles	Proposed amendments
CHAPTER 2 SHARES	CHAPTER 2 SHARES
(Total Number of Shares Authorized to be Issued) Article 5 The total number of shares authorized to be issued by the Company shall be 800,000,000 shares; provided, however, that in case of retirement of treasury shares, the number of such retired shares shall be decreased in proportion.	(Total Number of Shares Authorized to be Issued) Article 5 The total number of shares authorized to be issued by the Company shall be 799,805,050 shares; provided, however, that in case of retirement of treasury shares, the number of such retired shares shall be decreased in proportion.
<Newly Provided>	(Additional Purchase of Shares Constituting less than One Unit) Article 8 Any shareholder holding shares less than one unit (*tangen*) of the Company (including beneficial owners, hereinafter the same) may, pursuant to the Share

Current Articles	Proposed amendments
	Handling Regulations, request the sale of the number of shares that will constitute one unit in total when combined with the shares constituting less than one unit.
(Transfer Agent) Article 8 1. The Company shall have a transfer agent with respect to shares, and such transfer agent shall handle the registration of a transfer of shares, registration of a pledge, notation of trust property or obliteration thereof, delivery of share certificates, purchase of shares constituting less than one unit (*tangen*), acceptance of a notification and any other business relating to shares, not by the Company.	(Transfer Agent) Article 9 1. The Company shall have a transfer agent with respect to shares, and such transfer agent shall handle the registration of a transfer of shares, registration of a pledge, notation of trust property or obliteration thereof, delivery of share certificates, purchase and additional purchase of shares constituting less than one unit (*tangen*), registration of lost share certificates and acceptance of a notification and any other business relating to shares, not by the Company.
2. The register of shareholders and the register of beneficial owners (hereinafter collectively referred to as the "Register of Shareholders") shall be kept at the business office of the transfer agent.	2. The register of shareholders, the register of beneficial owners (hereinafter collectively referred to as the "Register of Shareholders") and a register for lost share certificates shall be kept at the business office of the transfer agent.
3. (Omitted)	3. <No change>
(Share Handling Regulations) Article 9 Matters with respect to the registration of transfer of shares, purchase of shares constituting less than one unit (*tangen*), and other matters relating to shares of the Company shall be governed by Share Handling Regulations to be established by the Board of Directors.	(Share Handling Regulations) Article 10 Matters with respect to the registration of transfer of shares, purchase and additional purchase of shares constituting less than one unit (*tangen*), and other matters relating to shares of the Company shall be governed by Share Handling Regulations to be established by the Board of Directors.
(Record Date) Article 10 Any shareholders (including beneficial owners; hereinafter referred to as the "Shareholders") entitled to exercise shareholder's rights at the ordinary general meeting of Shareholders shall be the Shareholders duly entered or recorded in the final Register of Shareholders as of March 31 of each year.	(Record Date) Article 11 Any shareholders entitled to exercise shareholder's rights at the ordinary general meeting of Shareholders shall be the Shareholders duly entered or recorded in the final Register of Shareholders as of December 31 of each year.
2. (Omitted)	2. <No change>

Current Articles	Proposed amendments
CHAPTER 3 GENERAL MEETING OF SHAREHOLDERS	CHAPTER 3 GENERAL MEETING OF SHAREHOLDERS
(Convocation of a Shareholders Meeting)	(Convocation of a Shareholders Meeting)
Article 11 1. The ordinary general meeting of Shareholders of the Company shall be convened in June in each year, and an extraordinary general meeting of Shareholders shall be convened whenever necessary.	Article 12 1. The ordinary general meeting of Shareholders of the Company shall be convened in March in each year, and an extraordinary general meeting of Shareholders shall be convened whenever necessary.
2. and 3. (Omitted)	2. and 3. <No change>
Article 12 to Article 18 (Omitted)	Article 13 to Article 19 (Same as provided in current Article 12 to Article 18)
CHAPTER 4 DIRECTORS AND BOARD OF DIRECTORS	CHAPTER 4 DIRECTORS AND BOARD OF DIRECTORS
(Representative Directors and Directors with Specific Titles) Article 19 1. (Omitted)	(Representative Directors and Directors with Specific Titles) Article 20 1. <No change>
2. The Board of Directors may appoint a Chairman of the Board, a Vice Chairman and a President, several Deputy President Directors, Senior Managing Directors, Managing Directors and Senior Corporate Counselors.	2. The Board of Directors may appoint a Chairman of the Board, a Vice Chairman and a President.
Article 20 (Omitted)	Article 21 (Same as provided in current Article 20)
CHAPTER 5 STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS	CHAPTER 5 STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS
Article 21 (Omitted)	Article 22 (Same as provided in current Article 21)
Article 22 (Term of Office of Statutory Auditors)	Article 23 (Term of Office of Statutory Auditors)
1. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of Shareholders relating to the closing of the accounts lastly held within three (3) years after their	1. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of Shareholders relating to the closing of the accounts lastly held within four (4) years after their assumption of office.

Current Articles	Proposed amendments
assumption of office.	
2. (Omitted)	2. <No change>
Article 23 to Article 26 (Omitted)	Article 24 to Article 27 (Same as provided in current Article 23 to Article 26)
CHAPTER 6 ACCOUNTING	CHAPTER 6 ACCOUNTING
(Closing of Accounts) Article 27 The Company's closing of accounts shall be March 31 in each year.	(Closing of Accounts) Article 28 The Company's closing of accounts shall be December 31 in each year.
(Dividend of Profit) Article 28 (Omitted)	(Dividend of Profit) Article 29 <No change>
(Interim Dividends) Article 29 The Company may, by a resolution by the Board of Directors, make interim dividends to the Shareholders or registered or recorded pledgees appearing on the final Register of Shareholders as of September 30 in each year.	(Interim Dividends) Article 30 The Company may, by a resolution by the Board of Directors, make interim dividends to the Shareholders or registered or recorded pledgees appearing on the final Register of Shareholders as of June 30 in each year.
(Conversion of Convertible Bonds and Dividends) Article 30 For the purpose of payment of the first dividend of profit (including interim dividends) on shares issued upon conversion of convertible bonds, such conversion shall be deemed to have taken place on April 1, if the conversion request is made from April 1 to September 30, or on October 1, if the conversion request is made from October 1 to the following March 31, and the payment shall be made accordingly.	(Conversion of Convertible Bonds and Dividends) Article 31 For the purpose of payment of the first dividend of profit (including interim dividends) on shares issued upon conversion of convertible bonds, such conversion shall be deemed to have taken place on January 1, if the conversion request is made from January 1 to June 30, or on July 1, if the conversion request is made from July 1 to December 31, and the payment shall be made accordingly.
Article 31 (Omitted)	Article 32 <No change>
<Newly Provided>	Supplementary Provisions 1. The business year starting from April 1, 2003 shall end on December 31, 2003, and settlement shall be made for nine (9) months. 2. If any conversion request of convertible bonds is made from April 1, 2003 to December 31, 2003, the payment of the first dividend for shares issued as a result of such conversion request shall be made as if such conversion was made on April 1, 2003.

The above-mentioned Supplementary Provisions shall be deleted from the Articles of Incorporation after the respective relevant periods.

Third Item of Business: Purchase of Its Own Shares

To implement flexible capital policies in response to developments of the business environment, under Article 210 of the Commercial Code, the Company would like to purchase up to 5,000,000 shares of its common stock or up to ¥7,000,000,000 of the aggregate purchase price of shares during the period from the close of this Annual General Meeting of Shareholders to the close of the following Annual General Meeting of Shareholders in 2004.

Fourth Item of Business: Issuance of Stock Acquisition Rights as stock option

Pursuant to Articles 280-20 and 280-21 of the Commercial Code, the Company would like to issue stock acquisition rights as stock option to the Directors and employees of the Company and its subsidiaries on the terms and conditions stated below:

1. Reason for issue of stock acquisition rights on especially favorable conditions
Stock acquisition rights are issued free of charge to the directors and employees of the Company and its subsidiaries and on the conditions stated below, for the purposes of enhancing motivation and morale for improving the Company's performance and securing top-class human resources.

2. Persons to whom stock acquisition rights are assigned
Stock acquisition rights are assigned to the directors and employees of the Company and its subsidiaries.

3. Conditions of the issue of the stock acquisition rights
(1) Type and number of shares to be issued upon exercise of stock acquisition rights
Up to 350,000 shares of the Company's common stock.
In the event that the Company declares stock splits or reverse stock splits, the number of the shares to be issued upon exercise of stock acquisition rights shall be adjusted according to the following formula. Provided, however, that such adjustment shall be made to the number of the shares to be issued upon exercise of outstanding and unexercised stock acquisition rights at the relevant time; and provided, further, that any fractional shares resulting from the adjustment shall be discarded.

Number of shares after adjustment	=	Number of shares before adjustment	x	Ratio of split · reverse split

The Company will adjust the number of shares as deemed necessary in the event that the stock acquisition rights are assumed by the newly established company or subsisting company as a result of the Company's merger or consolidation or corporate breakup with a newly established company or with an existing company.

(2) Number of stock acquisition rights to be issued
Up to 3,500 (100 shares of common stock per stock acquisition right. In the event that the adjustment as stipulated in the above (1) is made, the similar adjustment shall be made.)

(3) Issue price of stock acquisition rights
Stock acquisition rights shall be issued free of charge.

(4) Amount to be paid for the exercise of stock acquisition right

The amount to be paid for the exercise of one stock acquisition right shall be the amount to be paid per share (determined by the method of the following paragraph) multiplied by the number of shares per stock acquisition right as stipulated in the above (2).
The amount to be paid per share shall be the average of the closing prices of the Company's shares of common stock on all trading days (except days on which no trading is reported) in the month preceding the month in which the stock acquisition rights are issued, multiplied by 1.03 (any fraction less than one yen rounded up).
Provided, however, that in the event that the above amount is below the closing price on the day on which the stock acquisition rights are issued, such closing price shall be the amount to be paid per share. (If no trading is reported on the preceding day, the closing price as mentioned in the above sentence shall be the closing price on the day preceding such day.)
In the event that the Company declares stock splits or reverse stock splits, the amount to be paid per share shall be adjusted according to the following formula (any fraction less than one yen rounded up).

$$\text{Amount to be paid after adjustment} = \text{Amount to be paid adjustment} \times \frac{1}{\text{Ratio of split} \cdot \text{reverse split}}$$

In the event that the Company issues new shares or disposes of treasury shares at below market values (except for shares issued upon exercise of stock acquisition rights and the conversion of convertible bonds pursuant to the Commercial Code before the enactment of the amendments to the Commercial Code (Law 128 of 2001)), the amount to be paid per share shall be adjusted according to the following formula (any fraction less than one yen rounded up).

$$\text{Amount to be paid after adjustment} = \text{Amount to be paid before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares} \times \text{Amount to be paid per share}}{\text{Share price before new issue}}}{\text{Number of outstanding shares} + \text{Number of new shares}}$$

The number of outstanding shares in the above formula means the number of the Company's outstanding shares minus the Company's treasury shares. In the case of disposition of treasury shares, "number of new shares" and "amount to be paid per share" shall be substituted for by "number of treasury shares disposed of" and "disposing price per share", respectively.
The Company will adjust the number of shares as deemed necessary in the event that the stock acquisition rights are assumed by the newly established company or subsisting company as a result of the Company's merger or consolidation or corporate breakup with a newly established company or with an existing company.

(5) Exercise period of the stock acquisition right
From July 1, 2003 to June 25, 2013

(6) Conditions for the exercise of stock acquisition rights
- (A) Stock acquisition right holders must maintain their positions as directors, corporate auditors or employees of the Company or its subsidiaries at the time of the exercise of their rights, except where such persons have resigned at the expiration of their terms of office or retired under the age limit or for other good reasons.
- (B) The other conditions shall be stipulated in the Stock Acquisition Right Assignment Agreement to be concluded between the Company and each person to whom stock acquisition rights are assigned in accordance with the resolutions by the shareholders meeting and the board of directors meeting.

(7) Conditions for cancellation of stock acquisition rights

(A) Stock acquisition rights shall be cancelled without compensation when the shareholders meeting has approved a merger agreement by which the Company shall be absorbed or a stock exchange or stock transfer agreement by which the Company shall become a wholly owned subsidiary of another company.
(B) When stock acquisition right holders lose their rights pursuant to the above (6) before the exercise of their rights, such stock acquisition rights shall be cancelled without compensation.

(8) Limitation to the transfer of stock acquisition rights
Transfer of stock acquisition rights shall be subject to the approval by the board of directors.

Fifth Item of Business: Election of Two (2) Directors

Of eleven (11) Directors, the term of office of Director Abraham E. Cohen will expire at the closing of this Annual General Meeting of Shareholders, and one (1) Director, namely Mr. Hiroaki Shigeta will retire from the position of Director at the close of this Annual General Meeting of Shareholders. Therefore, it is proposed that two (2) Directors be elected.
The candidates therefor are as follow:

Canditate NO.	Name (Date of Birth)	Summary of Career and Representation of Other Companies		Number of Shares of the Company Owned
1	Abraham E. Cohen (June 24, 1936)	Mar. 1957	entered into Merck Sharp & Dohme International Division	0 share
		July 1977	President of Merck Sharp & Dohme International Division	
		June 1992	Member of the Board of Directors of Akzo Novel N.V. (to present)	
		Nov. 1992	Member of the Board of Directors of Teva Pharmaceutical Ind., Ltd. (to present)	
		Feb. 1994	Chairman of the Board of Directors of Neurobiological Technologies, Inc. (to present)	
		July 1995	Member of the Board of Directors of Gen-Probe, Inc.	
		July 1995	Member of the Board of Directors of Chugai Biopharmaceuticals, Inc.	
		Apr. 1998	Chairman of the Board of Director of Chugai Pharma USA, Inc.	
		Mar. 2001	Member of the Board of Directors of Viragen	
		Jun. 2001	Member of the Board of Directors of the Company (to present)	
		Mar. 2002	Chairman of the Board of Directors of Chugai USA, Inc. (to present)	
		Mar. 2002	Member of the Board of Directors of Chugai Pharma USA, LLC. (to present)	

2	Jonathan K.C. Knowles (December 11, 1947)	Oct. 1986 May 1989 Sep. 1995 Sep. 1997 Jan. 1998	Research Professor and Head of Molecular Biology at the Biotechnical Laboratory, VTT, Helsinki, Finland Director of the Glaxo Institute for Molecular Biology Research Director, Glaxo Wellcome Europe (Responsible for all preclinical research at the four European sites at Verona, Paris, Madrid and Geneva) Head of Research, F. Hoffmann-La Roche Ltd. (to present) Member of the Corporate Executive Committee of the Roche Group (to present)	0 share

(Note) Mr. Abraham E. Cohen and Mr. Jonathan K. C. Knowles satisfy the requirements of outside director set forth in Article 188, paragraph 2, item7-2 of the Commercial Code.

Sixth Item of Business: Election of One (1) Corporate Auditor

Among the total of four (4) Corporate Auditors, the term of office of Mr. Takashi Hagihara, Corporate Auditor, will expire at the closing of this Annual General Meeting of Shareholders. Therefore, it is proposed that one (1) Corporate Auditor be elected.

This item of business has been approved by the Board of Auditors.

The candidate therefor is as follows:

Name (Date of Birth)	Summary of Career and Representation of Other Companies		Number of Shares of the Company Owned
Takao Honma (Feb. 25, 1942)	Apr. 1964	entered in the Company	11,000 share
	Mar. 1994	Senior Manager of Business Planning Dept	
	Jan. 1995	Senior Manager of Research and Development Planning Dept	
	Oct. 1997	Director of Corporate Planning Office	
	Jun. 1998	Vice President, Director of Corporate Planning Office	
	Oct. 2002	Senior Vice President, in charge of Domestic Subsidiary Companies and Restructuring (to present)	

Seventh Item of Business: Granting of Retirement Gratuities to a Retiring Director and a Retiring Corporate Auditor

It is proposed that retirement gratuities be granted to Mr. Hiroaki Shigeta, who will retire from the position of Director at the close of this Annual General Meeting of Shareholders and Mr. Takashi Hagihara, who will retire from the position of Corporate Auditor by expiry of his term of office at the close of this Annual General Meeting of Shareholders, be paid reasonable amount to be determined in accordance with the prescribed rules of the Company, in order to reward their valuable services to the Company. The Company proposes to entrust the decisions of specific amount, the date of presentation, and methods thereof, etc. to the Board of Directors with regard to the retiring Director and to the Board of Corporate Auditors with regard to the retiring Auditor.

The retiring Director and Corporate Auditor are as follows:

Name	Summary of Career	
Hiroaki Shigeta	Oct. 2002	Member of the Board of Directors of the Company (to present)
Takashi Hagihara	June 2000	Full-time Corporate Auditor of the Company (to present)

- End -

(For Reference)

ADJUSTMENT MEASURES FOR CONVERTIBLE BONDS AS A RESULT OF THE CHANGE OF THE DATE OF CLOSING OF ACCOUNTS

If the Second Item of Business is approved, the interest payment dates of the sixth unsecured convertible bonds issued by the Company will be each March 31 and September 30 as before, and however, dividends on shares issued upon conversion of convertible bonds shall be calculated from January 1 (in the case of the conversion effective during the period from January 1 to June 30 or July 1 (in the case of the conversion effective during the period from July 1 to December 31).

As a result, there will be an interval between the interest payment date and the initial date from which dividends are calculated and therefore profits and losses will arise for holders of convertible bonds depending on when such conversion is requested. Therefore, in order to prevent the interests of holders of convertible bonds from suffering losses, the following adjustment measures will be carried out:

Particulars

1. Details of Adjustment Measures

Conversion Request Period	Adjustment Measures
January 1 to March 31 or July 1 to September 30	For each period from October 1 to December 31 or April 1 to June 30 immediately before the conversion, neither interests on convertible bonds nor share dividends will be paid. Therefore, an amount equal to interest on convertible bonds for the relevant period will be paid as an "adjustment".
April 1 to June 30 or October 1 to December 31	For each period from January 1 to March 31 or July 1 to September 30 immediately before the conversion, both interests on convertible bonds and share dividends will be paid. No adjustment by reduction will be made.

2. Application Period

From January 1, 2004 to the due date for conversion request

As an interim measure, for conversion requests from April 1, 2003 to December 31, 2003, the initial date from which dividends on shares issued upon conversion are calculated will be April 1, 2003.

- End -

[Attachment]

Details of the Proposed Appropriation of Retained Earnings for the 92nd Business Term:

Item	Amount (in yen)
Unappropriated loss for the Term	7,677,831,014
Reversal of voluntary reserve	22,060,449,404
Reversal of general reserve	22,000,000,000
Reversal of the reserve for advanced depreciation of fixed assets	60,449,404
Total	14,382,618,390
We propose that the above will be appropriated as follows:	
Dividends (¥8.00 per share)	4,404,557,752
Bonus to Directors	93,000,000
Retained business earnings to be carried forward tothe next Term	9,885,060,638

(Note) The Company declared interim dividend totaling ¥2,441,237,069 (¥8.00 per share) on December 10, 2002.

File Number: 82-34668

Attachment 10

[SUMMARY TRANSLATION]

June 25, 2003

Osamu Nagayama
President & CEO
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo

To our Shareholders:

NOTICE OF RESOLUTION OF THE 92nd ANNUAL GENERAL MEETING OF SHAREHOLDERS

This notice is to inform you that at the 92nd annual general meeting of shareholders, the following matters or items were reported and resolved.

Matters for Reporting: The Business Report, Balance Sheet and Profit and Loss Statement for the 92nd Business Term (from April 1, 2002 to March 31, 2003)

With respect to this matter, we reported the contents of the foregoing financial statements.

Matters for Resolution:

First Item of Business: Approval of the Proposed Appropriation of Profit for the 92nd Business Term

This Item was approved as originally proposed and the amount of annual dividend per share was resolved to be ¥8.

Second Item of Business: Amendment to Articles of Incorporation

This Item was approved as originally proposed.

Third Item of Business: Purchase of the Company's Own Shares

This Item was approved as originally proposed.

Fourth Item of Business: Issuance of Stock Acquisition Rights as Stock Options

This Item was approved as originally proposed.

Fifth Item of Business: Election of Two (2) Directors

With respect to this Item, Abraham E. Cohen was reelected and reappointed as director, and Jonathan K. C. Knowles was newly elected as Director and assumed the office of Director. Messrs. Cohen and Knowles are both outside director as defined in Article 188-2, Paragraph 7-2 of the Commercial Code.

Sixth Item of Business: Election of One (1) Corporate Auditor

With respect to this Item, Takao Honma was newly elected as Corporate Auditor and assumed the office of Corporate Auditor.

Seventh Item of Business: Granting of Retirement Allowance to Retired Director and Corporate Auditor

With respect to this Item, it was resolved that the retirement allowance within a reasonable amount to be determined in accordance with the prescribed rules of the Company be paid to Hiroaki Shigeta, who retired from the office of Director and Takashi Hagiwara, who retired from the office of Corporate Auditor, in order to reward their valuable services to the Company. It was approved that the determination of the respective amount, date and method of payment, etc. be entrusted to the Board of Directors with respect to the retired Director and to mutual consultation among the Corporate Auditors with regard to the retired Corporate Auditor.

MANAGEMENT PERSONNEL

The Directors and Corporate Auditor of the Company as of June 25, 2003 are as follows:

* Representative Director (President)	Osamu Nagayama
* Representative Director (Deputy President)	Yuji Suzawa
* Representative Director (Deputy President)	Ken-ichiro Gocho
* Representative Director (Deputy President)	Wataru Ogawa
* Director	Motoo Ueno
* Director	Ryuzo Kodama
Director	Etsuro Ogata
Director	Abraham E. Cohen (reappointed)
Director	Franz B. Humer
Director	William M. Burns
Director	Jonathan K. C. Knowles (newly appointed)
Corporate Auditor (Full-time)	Tsuguo Ogasawara
Corporate Auditor (Full-time)	Takao Honma (newly appointed)

Corporate Auditor	Kenichi Fujinawa
Corporate Auditor	Kazunobu Kobayashi

In addition to those six who also hold the office of Director, twenty (20) Executive Officers were elected at the Board of Directors' meeting held after the 92nd Annual General Meeting of Shareholders.

PAYMENT OF DIVIDEND

The dividend for the 92nd Business Term will be paid on or after June 26, 2003.
You are requested to receive the dividends using the "Notice of Postal Transfer Payment" enclosed herewith at the nearest post office within the prescribed term. For shareholders who have informed us of specific accounts for a bank transfer of dividend, we have enclosed a statement of the dividend, etc.

Attachment 11

[TRANSLATION]

To the Holders of Series No. 6 Chugai Pharmaceutical Unsecured Convertible Bonds:

Notice of Adjustment at the time of Conversion of Convertible Bonds due to Change of Fiscal Year End

June 26, 2003

Osamu Nagayama
President & CEO
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo
(Main executive office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo)

Pursuant to the resolution adopted at the 92nd Annual General Meeting of Shareholders held on June 25, 2003, we have changed the fiscal year end from March 31 to December 31. The interest payment dates of the Series No. 6 Chugai Pharmaceutical Unsecured Convertible Bonds issued by our company will remain March 31 and September 30, although the dividend calculation period for the shares to be issued upon conversion on or after January 1, 2004 will start on January 1 or July 1. Accordingly, we will make the adjustment as set forth below, according to the timing of the request for conversion.

1. Details of Adjustment

Timing of Request for Conversion	Adjustment
From January 1 to March 31 or From July 1 to September 30	If a request for conversion into our company's shares is made during the period from January 1 to March 31, neither the interest on the convertible bonds nor dividend on shares will be paid for the period from October 1 to December 31 immediately before the conversion. Accordingly, we will pay the amount equal to the interest on the convertible bonds for such period, at the time of the conversion request. The same adjustment will be made, if a request for conversion is made during the period from July 1 to September 30.
From April 1 to June 30 or From October 1 to December 31	If a request for conversion is made during the period set forth in the left column, both the interest on convertible bonds and dividend on shares will be paid for a certain period; no adjustment will be made for such double payment.

Note: No interim dividend will be paid with respect to the business year commencing on April 1, 2003. Therefore, if any request for conversion is made during the period from April 1, 2003 to December 31, 2003, the period for calculation of dividend on shares issued upon the conversion commences on April 1, 2003.

2. Applicable Period

From January 1, 2004 through the end of the conversion request period (i.e., September 29, 2009).

* * *

If you have any inquiry on these matters, please feel free to contact our transfer agent below:

Transfer Agent:

UFJ Trust Bank Limited
Transfer Agent Department
10-11, Higashi-suna 7-chome, Koto-ku, Tokyo, 137-8081
Tel: 03-5683-5111 (Main)


Roche
A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL: +81-(0)3-3273-0881
FAX: +81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp


CHUGAI

OVERVIEW OF CONSOLIDATED COMPANY PERFORMANCE

(For the first quarter of fiscal year Dec. 2003, ended June 30, 2003)

Name of Company: **Chugai Pharmaceutical Co., Ltd.** July 23, 2003
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo, Osaka, Nagoya, Fukuoka
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english/)
Representative Mr. Osamu Nagayama, President and CEO, Chairman of the Board of the Directors
Contact: Mr. Ryuzo Kodama, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611

1. Matters Pertaining to the Preparation of Overview of Consolidated Company Performance

Change in accounting procedure related to sales, between current fiscal year and the latest fiscal year: None

2. Outline of Consolidated Results for the First Quarter (April 1 – June 30) of FY Dec. 2003

(1) Sales

	Amount	% Change
First quarter of FY Dec.2003 (Apr-Jun)	¥ 72,359 million	—
(Reference) FY 2003 ended Mar. 31, 2003	¥ 237,390 million	

Note 1. Amounts of less than one million yen are omitted.
Note 2. The result of the first quarter of FY 2002 is not listed because it was not disclosed previously.
Note 3. % change is presented to make comparison with the previous fiscal year, but the numbers are not listed since the Company did not announce the first quarter result for the FY 2002 .

Supplementary explanation of the Sales:

With respect to prescription pharmaceuticals, sales of the mainstay offering *Epogin®* (epoetin beta), a recombinant human erythropoietin, continuously performed steadily. *Herceptin®*, an agent for treating malignant tumors penetrated the market successfully. The sales of *Rocephin®*, a Cephem-type antibiotic, were boosted by the launch of *Rocephin® Intravenous 1g Bag* (a bag form) launched in this quarter for more convenient use in addition to the once-a-day dosing regimen. Following *Rocephin®*, two new products were launched at the end of June: *Xeloda®* for metastatic breast cancer and *Renagel®* for hyperphosphatemia. As a result, net sales of prescription pharmaceuticals recorded ¥66,535million.

For the nonprescription products, in the midst of persistent sluggish personal consumption, net sales were ¥5,823million.

Overseas sales including exports, were ¥4,678million, representing 6.5% of the Company's net sales.

(2) Events having an important impact on financial condition and operating result of the Company at the First Quarter of FY Dec. 2003: None

3. Forecast for the Year Ending December 31, 2003 (April 1, 2003 - December 31, 2003)

	Net Sales	Recurring Profit	Net Income	Net Income per Share
Interim results for the term ending Sept. 30, 2003	¥142,000 million	¥18,500 million	¥12,500 million	¥22.73
FY 2003 ending Dec. 31, 2003	¥225,000 million	¥34,500 million	¥22,000 million	¥40.03

Reference: Net income per share is based on the number of outstanding shares as of June 30, 2003.
The Company changed its financial year-end from March to December. Therefore the current term will end in December 31, 2003. As a result of this change, the forecasts of the above represent six months (from April 1, 2003 to September 30, 2003) for the semiannual performance and nine months (from April 1, 2003 to December 31, 2003) for the annual performance.

Note: The Company does not revise the forecast for the semiannual performance and the annual performance, because the result for the first quarter of the Company is in line with the forecast.

4. Sales of the Mainstay Products for the First Quarter (April 1 – June 30) of FY Dec. 2003

Millions of Yen

Prescription Pharmaceutical		
	Epogin	¥18,400
	Neutrogin	¥6,900
	Sigmart	¥5,100
	Alfarol	¥4,600
	Furtulon	¥4,300
	Kytril	¥3,000
	Herceptin	¥2,200
	Rythmodan	¥2,200
	Rituxan	¥1,800
	Suvenyl	¥1,800
	Oxarol	¥1,400
	Rocephin	¥1,300
	Rohypnol	¥1,000
Nonprescription products		
	Varsan Brand	¥2,700
	Guronsan Brand	¥2,300
	Chugai Ichoyaku Brand	¥300

Note: Amounts of less than 100 million yen are omitted.

5. Development Activities

As for the development activities of the prescription pharmaceuticals in the first quarter, we filed an application for the humanized anti-human IL-6 receptor monoclonal antibody *MRA* (expected indication: Castleman's disease, provisional product name: *Actemra®*) in April 2003, filed another application for additional indication of acute heart failure for *SG-75 injection* (generic name: nicorandil, product name: *Sigmart®*) in June 2003, and we started a phase II clinical trial for the recombinant parathyroid hormone(1-34) *CHS13340* (expected indication: osteoporosis) in May 2003.

In June 2003, we have launched two new products: *R340* (generic name: capecitabine, indication: inoperable or recurrent breast cancer) with the product name *Xeloda®*; and a treatment for hyperphosphatemia, *PB-94* (generic name: sevelamer HCl, indication: hyperphosphatemia in hemodialysis patients with end-stage renal disease) with the product name *Renagel®*.

Currently, we have eight compounds filed for manufacture (import) approval in Japan, including a recombinant pegylated interferon *R442* (expected indication: chronic hepatitis C, provisional product name: *Pegasys®*).

In the overseas, in April 2003, our wholly-owned subsidiary Chugai Pharma U.S.A. started a phase I clinical trial for the humanized anti-human IL-6 receptor monoclonal antibody *MRA* (expected indication: systemic lupus erythematodes(SLE)) in the U.S.

LY139481•HCl (generic name: raloxifene HCl, expected indication: osteoporosis in postmenopausal women, provisional name: *Evista®*) was filed for approval in June 2002 by Eli Lilly Japan K.K. and we had been expecting approval and listing on the National Health Insurance drug reimbursement price list within the year 2003. However, after examining the current assessment schedule, we assume that the product launch within the current year would be difficult, which means some delay from what we had expected.